SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No. _1_)*

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

16944W104

(CUSIP Number)

November 4, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[	]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16944W104	13 G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann AG1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 16,268,523[2]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 16,268,523
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,268,523

_________________________

1 Bertelsmann AG is the indirect beneficial owner of 16,268,523 ordinary shares of China Distance Education Holdings Limited (the “Issuer”) which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG, which is an investment fund used to finance Bertlesmann’s strategic investments. Bertelsmann Stiftung owns 76.9% of the shares of Bertelsmann AG through intermediate shareholding companies without any voting rights in these intermediate shareholding companies and the Mohn family owns the remaining 23.1% of the shares of Bertelsmann AG through intermediate shareholding companies without any voting rights in these intermediate shareholding companies. The Bertelsmann Verwaltungsgesellschaft (“BVG”), which is controlled by the Mohn family, controls 100% of the voting rights in Bertelsmann AG through intermediate shareholding companies.

2 This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) is filed to amend and supplement the Schedule 13G filed on November 13, 2008 (the “Schedule 13G”) with respect to a change in the number of ordinary shares of the Issuer reported as beneficially owned by each reporting person in the Schedule 13G and except as set forth herein, the Schedule 13G is unmodified.

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.47%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 16944W1042	13 G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann Asia Investments AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 16,268,523[3]
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 16,268,523
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,268,523
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.47%
12.	TYPE OF REPORTING PERSON CO

_________________________

3 This Amendment No. 1 is filed to amend and supplement the Schedule 13G with respect to a change in the number of ordinary shares of the Issuer reported as beneficially owned by each reporting person in the Schedule 13G and except as set forth herein, the Schedule 13G is unmodified.

This Amendment No. 1 is filed to amend and supplement the Schedule 13G with respect to a change in the number of ordinary shares of the Issuer reported as beneficially owned by each reporting person in the Schedule 13G and except as set forth herein, the Schedule 13G is unmodified.

Item 1(a). Name of Issuer:

China Distance Education Holdings Limited

Item 1(b). Address of Issuer’s Principal Executive Offices:

18th Floor, Xueyuan International Tower

1 Zhichun Road

Haidian District

Beijing 100083, China

Item 2(a). Name of Person Filing:

Bertelsmann AG

Bertelsmann Asia Investments AG

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of Bertelsmann AG is:

Carl-Bertelsmann-Strasse 270

D-33311 Gütersloh

GERMANY

The address of the principal business and principal office of Bertelsmann Asia Investments AG. is:

c/o Erich Kalt

Dammstrasse 19

Zug

6300

Switzerland

Item 2(c). Citizenship:

The citizenship of Bertelsmann AG is the Federal Republic of Germany. The citizenship of Bertelsmann Asia Investments AG is Switzerland.

Item 2(d). Title of Class of Securities:

This statement relates to the Issuer’s ordinary shares.

Item 2(e). CUSIP Number:

16944W104

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[	]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[	]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[	]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: (1)

Bertelsmann AG: 16,268,523

Bertelsmann Asia Investments AG: 16,268,523

(1) Bertelsmann AG is the indirect beneficial owner of 16,268,523 ordinary shares of the Issuer which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG, which is an investment fund used to finance Bertlesmann’s strategic investments. Bertelsmann Stiftung owns 76.9% of the shares of Bertelsmann AG through intermediate shareholding companies without any voting rights in these intermediate shareholding companies and the Mohn family owns the remaining 23.1% of the shares of Bertelsmann AG through intermediate shareholding companies without any voting rights in these intermediate shareholding companies. The BVG, which is controlled by the Mohn family, controls 100% of the voting rights in Bertelsmann AG through intermediate shareholding companies.

(b)	Percent of class: (2)

Bertelsmann AG: 11.47%

Bertelsmann Asia Investments AG 11.47%

(2) Based on the 141,840,594 ordinary shares of the Issuer reported to be outstanding as of August 4, 2008, in a prospectus the Issuer filed with the Securities and Exchange Commission on July 30, 2008.

(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote	(ii) Shared power to vote or to direct the vote:	(iii) Sole power to dispose or to direct the disposition of	(iv) Shared power to dispose or to direct the disposition of
Bertelsmann AG	0	16,268,523	0	16,268,523
Bertelsmann Asia Investments AG	0	16,268,523	0	16,268,523

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Bertelsmann AG is the indirect beneficial owner of 16,268,523 ordinary shares of the Issuer which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG, which is an investment fund used to finance Bertlesmann’s strategic investments. Bertelsmann Stiftung owns 76.9% of the shares of Bertelsmann AG through intermediate shareholding companies without any voting rights in these intermediate shareholding companies and the Mohn family owns the remaining 23.1% of the shares of Bertelsmann AG through intermediate shareholding companies without any voting rights in these intermediate shareholding companies. The BVG, which is controlled by the Mohn family, controls 100% of the voting rights in Bertelsmann AG through intermediate shareholding companies.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERTELSMANN AG

By:	/s/ Dr. Martin Dannhoff

Name: Dr. Martin Dannhoff

Title: Senior Vice President

Date:	December 1, 2008
By:	/s/ Dr. Michael Kronenburg

Name: Dr. Michael Kronenburg

Title: Senior Vice President

Date:	December 1, 2008

BERTELSMANN ASIA INVESTMENTS AG

By:	/s/ Erich Kalt

Name: Erich Kalt

Title: President

Date:	December 1, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Joint Filing Agreement

The undersigned hereby agree to the joint filing with each other of an Amendment No. 1 to a Schedule 13G, and all amendments thereto, with respect to each holding as to which such a report must be made, and that each such Schedule and all amendments thereto are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this first day of December, 2008.

BERTELSMANN AG

By:	/s/ Dr. Martin Dannhoff

Name: Dr. Martin Dannhoff

Title: Senior Vice President

By:	/s/ Dr. Michael Kronenburg

Name: Dr. Michael Kronenburg

Title: Senior Vice President

BERTELSMANN ASIA INVESTMENTS AG

By:	/s/ Erich Kalt

Name: Erich Kalt

Title: President